VIA EDGAR

August 18, 2023

United States Securities and Exchange Commission

Office of Industrial Applications and Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Butterfly Network, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-273811

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Butterfly Network, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 22, 2023, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Gabriela Morales-Rivera at (617) 570-1329. If you have any questions regarding this request, please contact Gabriela Morales-Rivera of Goodwin Procter LLP at (617) 570-1329.

Sincerely,

Butterfly Network, Inc.

/s/ Joseph DeVivo
Joseph DeVivo
President, Chief Executive Officer and Chairperson of the Board

cc:	Gabriela Morales-Rivera, Goodwin Procter LLP